Exhibit 11

IBIS TECHNOLOGY CORPORATION

STATEMENT RE:  COMPUTATION OF PER SHARE LOSS

	Years Ended December 31,
	2003		2004		2005
	Diluted	Basic	Diluted	Basic	Diluted	Basic
Loss from:
Continuing operations	$(3,852,162)	$(3,852,162)	$(5,641,172)	$(5,641,172)	$(9,460,547)	$(9,460,547)
Discontinued operations	(17,597,627)	(17,597,627)	(5,277,369)	(5,277,369)	215,242	215,242
Net Loss	$(21,449,789)	$(21,449,789)	$(10,918,541)	$(10,918,541)	$(9,245,305)	$(9,245,305)

Weighted average common shares Outstanding	9,727,513	9,727,513	10,665,842	10,665,842	10,737,924	10,737,924

Potential common share equivalents	—		—		—
Weighted average shares outstanding	9,727,513		10,665,842		10,737,924

Earnings (loss) per common share and common share equivalents:
Continuing operations	$(0.40)	$(0.40)	$(0.53)	$(0.53)	$(0.88)	$(0.88)
Discontinued operations	(1.81)	(1.81)	(0.49)	(0.49)	0.02	0.02
Net loss	$(2.21)	$(2.21)	$(1.02)	$(1.02)	$(0.86)	$(0.86)